U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-49993

CUSIP Number:

☐  Form 10-K and Form 10-KSB   ☐  Form 20-F   ☒  Form 10-Q and Form 10-QSB   ☐  Form N-SAR

For Period Ended:

January 31, 2007

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DSE Fishman, Inc.

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if applicable

300 S. Harbor, Suite 500

Anaheim, CA 92805

_____________________________________________________________________________

Address of Principal Executive Office

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed ☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

 DSE Fishman, Inc. (“DSE”) is unable to file the subject report in a timely manner because DSE was not able to complete its financial statements by the filing deadline without unreasonable effort or expense.

Part IV – Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Thomas Hemingway	(949)	756-2033

(Name)	(Area code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒   Yes          ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes         ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DSE Fishman, Inc.

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2007

By     /s/Thomas Hemingway

                   ____________________

                                                                                                    Thomas Hemingway

                                                                                                         Chief Executive Officer

2